Exhibit 99.1

LAIX Inc. Announces Receipt of a Preliminary Non-Binding Proposal to Acquire the Company

SHANGHAI, August 4, 2021 /PRNewswire/ — LAIX Inc. (“LAIX” or the “Company”) (NYSE: LAIX), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that its board of directors (the “Board”) has received a preliminary non-binding proposal letter (the “Proposal Letter”), dated August 4, 2021, from Mr. Yi Wang, co-founder, chairman of the Board and chief executive officer of LAIX, Mr. Zheren Hu, co-founder, director and chief technology officer of LAIX, Mr. Hui Lin, co-founder, director and chief scientist of LAIX (collectively, the “Founders”), and PCIL IV Limited (together with its affiliated investment entities, “Primavera”, and together with the Founders, the “Buyer Group”), to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs”, each representing one Class A ordinary share) that are not already held by the Buyer Group for a proposed purchase price of US$1.13 per Ordinary Share or ADS in cash (the “Proposed Transaction”). A copy of the Proposal Letter is attached hereto as Exhibit A.

The Company expects to form a special committee of the Board, comprised solely of independent and disinterested directors, to consider the Proposal Letter and the Proposed Transaction. The Company cautions that the Board has just received the Proposal Letter and has not made any decisions with respect to the Proposal Letter and the Proposed Transaction. There can be no assurance that the Buyer Group will make any definitive offer to the Company, that any definitive agreement relating to the Proposal Letter will be entered into between the Company and the Buyer Group, or that the Proposed Transaction or any other similar transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For more information, please visit: http://ir.laix.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the Outlook and quotations from management in this announcement, as well as LAIX’s strategic and operational plans, contain forward-looking statements. LAIX may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about LAIX’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a variety of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LAIX’s goals and strategies; LAIX’s future business development, results of operations and financial condition; the expected growth of the education market; LAIX’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the potential impact of the COVID-19 to LAIX’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

LAIX Inc.

Jiazhuo Zheng

Investor Relations

E-mail: ir@laix.com

The Piacente Group Investor Relations

Brandi Piacente

Tel: +1-212-481-2050

E-mail: liulishuo@tpg-ir.com

Emilie Wu

Tel: +86-21-6039-8363

E-mail: liulishuo@tpg-ir.com

Exhibit A

August 4, 2021

Board of Directors (the “Board”)

LAIX Inc. (“LAIX” or the “Company”)

3/F, Building B, No. 1687 Changyang Road

Yangpu District, Shanghai 200090

People’s Republic of China

Dear Members of the Board of Directors:

Mr. Yi Wang, co-founder, chairman of the Board and chief executive officer of LAIX, Mr. Zheren Hu, co-founder, director and chief technology officer of LAIX, Mr. Hui Lin, co-founder, director and chief scientist of LAIX (collectively, the “Founders”), and PCIL IV Limited (together with its affiliated investment entities, “Primavera”, and together with the Founders, the “Buyer Group”, “we” or “us”) are pleased to submit this preliminary non-binding proposal (“Proposal”) to acquire all of the outstanding ordinary shares of the Company (the “Ordinary Shares”), including the Class A ordinary shares represented by the American Depositary Shares of the Company (the “ADSs”, each representing one Class A ordinary share) that are not already held by the Buyer Group (the “Acquisition”) in a going private transaction at a proposed purchase price of US$1.13 per Ordinary Share or ADS in cash. We believe that our Proposal provides a very attractive opportunity for the Company’s shareholders to realize substantial and immediate returns. Key terms of our Proposal include:

1. Buyer Group. We have entered into a consortium agreement dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. The Acquisition will be in the form of a merger of the Company with our acquisition vehicle.

2. Purchase Price. The consideration payable for each Ordinary Share or ADS is proposed to be US$1.13 in cash (in each case other than those Ordinary Shares and ADSs held by the members of the Buyer Group). Our proposed purchase price represents a premium of approximately 15% to the volume-weighted average price of the ADSs during the last 7 trading days.

3. Funding. We intend to finance the Acquisition with equity capital from the Buyer Group in the form of rollover equity in the Company and cash contributions. We expect definitive commitments for the required financing, subject to terms and conditions set forth therein, to be in place when the Definitive Agreements (as defined below) are signed with the Company.

4. Process; Due Diligence. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board will evaluate the Acquisition fairly and independently before it can make its determination to endorse it. Parties providing financing will require a timely opportunity to conduct customary due diligence on the Company. We would like to ask the Board to accommodate such due diligence request and approve the provision of confidential information relating to the Company and its business to possible sources of financing subject to a customary form of confidentiality agreement.

5. Definitive Agreements. We are prepared to promptly negotiate and finalize mutually satisfactory definitive agreements with respect to the Acquisition (the “Definitive Agreements”) while conducting our due diligence. This proposal is subject to the execution of the Definitive Agreements. The Definitive Agreements will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Confidentiality. The Founders will, as required by law, timely file a Schedule 13D to disclose this Proposal. We believe it would be in all of our interests to ensure that our discussions relating to the Acquisition proceed in a confidential manner, unless otherwise required by law, until we have executed the Definitive Agreements or terminated our discussions.

7. About Primavera. Primavera Capital Group is a premier China-based global investment firm. The firm focuses on consumer and retail, technology, healthcare, education, and financial services.

Its portfolio includes investments in industry leaders such as Alibaba, Ant Group, ByteDance, Junlebao, Kuaishou, Laobaixing, Xpeng, Yum China, among others.

8. Business and Operations of the Company. The Founders collectively own approximately 39.8% of the issued and outstanding shares of the Company and approximately 86.7% of the Company’s voting power, and we remain committed to building and growing the Company after the Acquisition. In considering our Proposal, you should be aware that we are interested only in acquiring the outstanding shares of the Company that we do not already own, and that we do not intend to sell our shares in the Company to any third party.

9. No Binding Commitment. This letter does not contain all matters upon which agreement must be reached in order to consummate the proposed Acquisition described above, constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. Nothing herein shall obligate any person to engage in or continue discussions regarding the proposed Acquisition, and any of us may terminate discussions at any time for any reason or no reason. Any actions taken by any person in reliance on this Proposal shall be at that person’s own risk and cost.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. We look forward to hearing from you.

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Sincerely,

/s/ Yi Wang

/s/ Zheren Hu

/s/ Hui Lin

/s/ PCIL IV Limited